SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
_________________________

GENESIS MICROCHIP INC.
(Name of Subject Company)
_________________________

SOPHIA ACQUISITION CORP.,
a wholly owned subsidiary of

STMICROELECTRONICS N.V.
(Names of Filing Persons (offeror))

Common Stock, Par Value $0.001 Per Share (including the associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

37184C103
(CUSIP Number of Class of Securities)
_________________________

Pierre Ollivier
STMicroelectronics N.V.
Chemin du Champ-des-Filles, 39
1228 Plan-les-Ouates, Geneva, Switzerland
Telephone: +41 22 929 58 76
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
_________________________

Copy to:
John D. Wilson
Shearman & Sterling LLP
525 Market Street
San Francisco, California 94105
(415) 616-1100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$386,760,867	$11,873.56

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $8.65, the per share tender offer price, by 44,712,239, the sum of the 38,012,846 currently outstanding shares of Common Stock sought in the Offer and the 6,699,393 shares of Common Stock subject to issuance upon exercise of outstanding options and restricted stock units.
** Calculated as 0.003070% of the transaction value.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,873.56                Filing Party: STMicroelectronics N.V and Sophia Acquisition Corp.
Form or Registration No: Schedule TO           Date Filed: December 18, 2007
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment’) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on December 18, 2007 by STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“Parent”), and Sophia Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO and this Amendment relate to the offer by Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share, including the associated Series A Participating Preferred Stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of June 27, 2002, as amended by Amendment to the Rights Agreement, dated as of March 16, 2003, and as further amended by Amendment No. 2 to the Rights Agreement, dated as of December 10, 2007, between the Company and Mellon Investor Services LLC, of Genesis Microchip Inc., a Delaware corporation (the “Company”), at a price of $8.65 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. The Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated herein by reference with respect to Items 5 and 11 of the Schedule TO.

This Amendment is being filed to reflect the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Item 11. Additional Information

The subsection entitled “Antitrust” in Section 15 of the Offer to Purchase entitled “Certain Legal Matters and Regulatory Approvals” is amended by adding the following paragraph after the third paragraph of such subsection:

“At 11:59 p.m., New York City time, on Monday, January 7, 2008, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2008

STMICROELECTRONICS N.V.

By:  /s/ Carlo Bozotti

Name:   Carlo Bozotti
Title:     President and Chief Executive Officer

SOPHIA ACQUISITION CORP.

By:  /s/ Archibald Malone

Name:    Archibald Malone
Title:      President